UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. ________________)*


Hanover Bancorp, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


410707103
(CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d@@7).

*The remainder of this cover page shall be filled out for a reporting person**s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ##filed## for the purpose of Section 18 of the Securities Exchange Act 1934 (##Act##) or otherwise subject to the liabilities of that section of the Act shall be subject to all other provisions if the Act (however, see the Notes).

CUSIP NO. 410707103                             13G



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                BANK OF HANOVER AND TRUST COMPANY
                23@@6392818

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 A ____
                                                 B ____

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION
                HANOVER, PENNSYLVANIA

                        5        SOLE VOTING POWER
NUMBER OF                                340,942
SHARES
BENEFICIALLY            6        SHARED VOTING POWER
OWNED BY                                  28,736
EACH
REPORTING               7        SOLE DISPOSITIVE POWER
PERSON WITH                              340,942

                        8        SHARED DISPOSITIVE POWER
                                          28,736

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                369,678

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                9.52%

12      TYPE OF REPORTING PERSON
                BK

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 16, 2000
                                                         Date


                                                 /s/ Paul J. Stevenson
                                                         Signature

                                                 Paul J. Stevenson
                                                 Vice President/Trust Officer
                                                         Name/Title